Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-297986

November 4, 2026

PROSPECTUS SUPPLEMENT

UWM Holdings Corporation

Subscription Rights to Purchase up to 200,000,000 Shares of Class A Common Stock

This Prospectus Supplement (this “Supplement”) amends the prospectus dated August 5, 2026 (as supplemented by the prospectus supplements dated September 29, 2026 and October 27, 2026, the “Prospectus”) of UWM Holdings Corporation, a Delaware corporation (“UWMC,” “we,” “our,” and “us”), which forms a part of our Registration Statement on Form S-3, as amended (No. 333-297986) (the “Registration Statement”). This Supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information below. This Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Supplement.
Our Class A common stock is traded on the NYSE under the symbol “UWMC.” On November 3, 2026, the closing price of our Class A common stock as reported on the NYSE was $1.59. We urge you to obtain a current market price for the shares of our Class A common stock before making any determination with respect to the exercise of your rights.
An investment in our Class A common stock involves a high degree of risks. You should carefully consider the section entitled “Risk Factors” beginning on page S-19 of the Prospectus Supplement dated September 29, 2026 (the “September Prospectus Supplement”) and other risk factors contained in the documents incorporated by reference into the September Prospectus Supplement and the base prospectus included in the Registration Statement before making any investment decision.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Supplement is November 4, 2026

Explanatory Note
On October 2, 2026, a complaint was filed in the Court of Chancery of the State of Delaware against UWMC and the members of its board of directors (the “Board”) by Eric Gilbert (the “Plaintiff”). The Plaintiff seeks class certification, declaratory and injunctive relief, and monetary damages. The Plaintiff alleges, among other things, that certain categories of information were omitted or deficient in the Prospectus in violation of Delaware law and demands that certain corrective disclosures be made (the “Complaint”). Plaintiff seeks a preliminary injunction order preventing UWMC from consummating the rights offering until after it discloses certain additional information.
UWMC and the members of the Board deny all allegations in the Complaint. UWMC believes that the Prospectus disclosed all material information and that no further disclosure is required. UWMC is nevertheless supplementing the disclosures contained in the Prospectus (the “Supplemental Disclosures”) solely to resolve Plaintiff’s preliminary injunction application and moot the Complaint’s allegations, and minimize the risk, costs, burden, nuisance, and uncertainties inherent in litigation, and without admitting any liability or wrongdoing. Nothing in this Supplement should be deemed an admission of the legal necessity of, or materiality under any applicable laws for, any of the supplemental disclosures set forth herein, or the breach by any Board members of their fiduciary duties. The Supplemental Disclosures are set forth below and should be read in conjunction with the Prospectus.
Supplemental Disclosures to the Prospectus
The information in this Supplement supplements the Prospectus and should be read in conjunction with the Prospectus, which should be read in its entirety. Except as described in this Supplement, the information provided in the Prospectus continues to apply. All section headings, paragraph references and page references used herein refer to the September Prospectus Supplement before any additions or deletions resulting from the Supplemental Disclosures. Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to such terms in the Prospectus. The Supplemental Disclosures are identified below by bold, underlined text. ~~Stricken-through text~~ shows text deleted from the referenced disclosure in the Prospectus. If information in the Supplemental Disclosures differs from or updates information contained in the Prospectus, then the information in the Supplemental Disclosures is more current and supersedes the information contained in the Prospectus.
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1.    THE RIGHTS OFFERING – Reasons for the Rights Offering
The information in the section “THE RIGHTS OFFERING - Reasons for the Rights Offering” on page S-27 of the September Prospectus Supplement is amended as follows:
Reasons for the Rights Offering

We are engaging in this rights offering as part of the Financing. The rights offering gives existing stockholders the opportunity to participate on a pro rata basis and, if all stockholders exercise their rights, avoid or limit dilution of their ownership interests in us.

The subscription price per share will equal the greater of $2.00 and 85% of the volume-weighted average of the sales prices of our shares of Class A common stock on the NYSE for the ten consecutive trading days ending on the third trading day immediately prior to the expiration date, or November 9, 2026 (or, if the rights offering is extended, on the third trading day immediately preceding the extended expiration date). As discussed below, ~~T~~the subscription price was determined by the B~~b~~oard ~~of directors~~ in connection with the negotiation of the terms of the Financing with the Oaktree Purchasers, including the Securities Purchase Agreement and the Backstop Agreement.

Background of the Rights Offering

Our origination-focused business model requires significant balance sheet capacity, especially during challenging macroenvironments. We have periodically evaluated potential transactions to strengthen our balance sheet by increasing our permanent capital and reducing our reliance on debt. As disclosed in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 (the “Second Quarter 2026”) and discussed during the Second Quarter 2026 earnings call, we had a net loss of $451.9 million for the Second Quarter 2026, which arose primarily due to a realized $603 million loss on interest rate derivative instruments that we used to hedge MSR exposure.

In late-May and June 2026, our senior management explored potential preferred equity investments in our company. As part of those efforts, our senior management engaged in discussions with several potential investors concerning a potential investment in UWMC. Some of those discussions were initiated by our senior management while others were initiated by potential investors.

In June 2026, we received a preliminary term sheet for a potential preferred equity investment from another investment management firm (“Potential Investor A”), with whom our senior management had discussions and a meeting in late-May. Our senior management discussed a potential investment with Potential Investor A until mid-June, but were not able to reach agreement on the terms and timing of a potential investment from Potential Investor A.

One of the potential investors that our senior management contacted during this process was Oaktree. Our senior management was familiar with Oaktree from a prior financing transaction in 2020 involving United Wholesale Mortgage, our operating subsidiary. In connection with a potential investment, Oaktree began diligence in June, while simultaneously discussing with our senior management the terms of a potential investment.

On or around June 17, 2026, Oaktree notified our senior management that it would be interested in proceeding with a preferred equity investment in UWMC that could be as much as $1.5 billion. Our senior management, represented by outside counsel at Greenberg Traurig, P.A. (“Greenberg Traurig”) and Oaktree, represented by outside counsel at Kirkland & Ellis (“Kirkland & Ellis”), began negotiating the terms of a potential financing transaction.

On or around June 2026, our senior management asked J.P. Morgan to serve as a financial advisor to us in connection with a potential Oaktree investment, which J.P. Morgan agreed to do. In connection with this engagement, we entered into and executed an engagement letter (the “Strategic Investment Engagement Letter”) with J.P. Morgan on or about July 2, 2026.

As part of the negotiation of and continued diligence for the Financing, frequent calls and meetings occurred in the second-half of June 2026 and in July 2026 between Oaktree and UWMC, and their respective advisors. These calls included multiple “all hands” calls that were attended by our senior management, representatives of J.P. Morgan, Greenberg Traurig, Oaktree, and Kirkland & Ellis as well as smaller discussions between our senior management, representatives of J.P. Morgan, and the Oaktree investment team, and multiple calls and meetings between Kirkland & Ellis and Greenberg Traurig.

On or around June 22, 2026, several members of the Oaktree deal team traveled to UWMC’s headquarters in Pontiac, Michigan and met with our senior management to discuss the potential transaction in person.

On July 4, 2026, members of the Oaktree deal team and our senior management held a videoconference meeting at which Oaktree presented to senior management ideas it had for potential strategies to improve UWMC’s financial performance.

On or around the second week of July, Oaktree proposed increasing the size of the potential total investment in UWMC to approximately $2.05 billion (the “July Oaktree Proposal”). Under the July Oaktree Proposal, Oaktree would contribute $1.35 billion through a preferred equity investment, SFS Group would contribute $150 million through a preferred equity investment, and an additional approximately $550 million would come from one or more investors purchasing UWMC’s Class A common stock through a private placement (the “Common Investment”). The Common Investment would be backstopped 90% by SFS Group and 10% by Oaktree.

After we received the July Oaktree Proposal, our senior management began exploring the potential of using a rights offering backstopped by SFS Group and Oaktree to raise some or all of the additional $550 million Common Investment that Oaktree proposed be raised. This would provide our stockholders with the opportunity—but not the obligation—to participate in the Common Investment.

On or around July 12, 2026, our senior management sent Oaktree a proposed term sheet that incorporated a proposed rights offering. Our senior management continued to negotiate with Oaktree concerning various aspects of the proposed investment, but all subsequent proposals included a rights offering component.

On July 17, 2026, we executed a term sheet with Oaktree and SFS Group for the proposed Financing. Our senior management continued negotiating the final terms with Oaktree, along with the corresponding transaction documents for the Financing. Under the Financing’s final terms, the parties agreed that Oaktree and SFS Group would invest $1.5 billion and $150 million in preferred equity, respectively, and we would agree to launch a $400 million rights offering that Oaktree would have the option, and SFS Group would have the obligation, to backstop.

During the course of negotiating the transaction documents, the subscription price per share in the rights offering was set at the greater of $2.00 and 85% of the volume-weighted average of the sales prices of our shares of Class A common stock on the NYSE for the ten consecutive trading days ending on the third trading day immediately prior to the expiration of the rights offering (the “VWAP”). The $2.00 per share price that was selected as the floor price for the rights offering reflected the Class A common stock’s approximate average trading price while the term sheet was being negotiated in July 2026. If the price of our Class A common stock increased after the rights offering was announced, the exercise price would increase but still be at a 15% discount to the VWAP.

In late July 2026, our senior management provided the Audit Committee Chairman with an update regarding the negotiation of the Financing. The Audit Committee did not participate in the negotiation of the Financing or retain separate advisors.

On August 4, 2026, our Audit Committee and Board met to consider the Financing. The Audit Committee received a summary of the Financing’s terms from our senior management during its August 4, 2026 meeting and reviewed the material terms of the Securities Purchase Agreement, the Warrant Agreements and the Backstop Agreement, including the related transactions and the interest of Mat Ishbia through his respective beneficial ownership of equity interests in SFS Group and SFS Corp. A longer discussion of the Financing occurred during the Board meeting, in which the Audit Committee members also attended. Representatives of J.P. Morgan, together with our senior management, participated in the August 4, 2026 Board meeting and presented regarding the proposed Oaktree investment.

During the meeting, the Board and our senior management reviewed materials reflecting the terms of the Financing and information provided by our senior management, including that the proceeds from the preferred equity issued in the Financing would be used first to pay down our MSR-related debt facilities and the proceeds of the rights offering (including any backstop) would be applied to pay down our unsecured notes. Paying down the MSR-related debt facilities was expected to be an immediate deleveraging event that would increase equity and reduce net non-funding debt-to-equity. Those materials also showed that (i) the Financing would be dilutive and was estimated to reduce earnings per share in 2027 and 2028, and (ii) the Warrants to be issued in the Financing could result in additional dilution if the price of our Class A common stock price were to increase significantly above its then current trading price. Following that discussion, the Audit Committee and the Board both approved the Financing.

The Audit Committee, unanimously (i) determined that the Securities Purchase Agreement, Warrant Agreements and the Backstop Agreement and each of the transactions contemplated therein were in the best interest of UWMC and its stockholders and (ii) approved the Securities Purchase Agreement, the Warrant Agreement and the Backstop Agreement and each of the transactions contemplated therein. The ~~b~~Board ~~of directors~~ unanimously approved the Securities Purchase Agreement, Warrant Agreements and the Backstop Agreement and each of the transactions contemplated therein.

The subscription price is not necessarily related to our book value, net worth, or any other established criteria of value and may or may not be considered the fair value of our shares of Class A common stock to be offered in this rights offering.

2.    THE RIGHTS OFFERING – No Revocation or Change
The information in the section “THE RIGHTS OFFERING – No Revocation or Change” on page S-34 of the September Prospectus Supplement is hereby amended and restated in its entirety as set forth below:
No Revocation or Change
Except as set forth below all exercises of subscription rights are irrevocable, subject to applicable law, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase the shares of Class A common stock at the subscription price. Subscription rights that are not exercised at or before the expiration date of this rights offering will expire and will have no value.
If you exercised subscription rights prior to the date of this Supplement, your exercise of subscription rights may be validly withdrawn, in whole but not in part, at any time prior to 5:00 p.m., Eastern Time, on the business day prior to the expiration date (the “withdrawal date”). Unless the rights offering is extended, the deadline for withdrawal will be 5:00 p.m., Eastern Time, on November 10, 2026. Following the deadline for withdrawal, your exercise of subscription rights may not be revoked in whole or in part for any reason. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received by the subscription agent prior to the deadline for withdrawal at its address set forth below:

By Mail:	By Overnight Courier:
Equiniti Trust Company, LLC	Equiniti Trust Company, LLC
Operations Center 1110 Centre Pointe Curve, Suite #101	Operations Center 1110 Centre Pointe Curve, Suite #101
Mendota Heights, MN 55120	Mendota Heights, MN 55120
Attn: Onbase – Reorganization Depart.	Attn: Onbase – Reorganization Depart.

Any notice of withdrawal must (1) specify the name of the person that exercised the subscription rights, which exercise is to be withdrawn, (2) contain the number of subscription rights exercised, which exercise is to be withdrawn, and (3) be signed by the holder of the subscription rights in the same manner as the original signature on the rights certificate by which the subscription rights were exercised (including any required signature guarantees). Any subscription rights the exercise of which have been properly withdrawn will be deemed not to have been exercised for purposes of the rights offering. All subscription payments for subscription rights the exercise of which have been properly withdrawn will be promptly returned, without interest or deduction.
If you are a beneficial owner of shares of our Class A common stock whose shares are registered in the name of a broker, bank, or other nominee, you should instruct your broker, bank, or other nominee to withdraw your exercise of rights and deliver all documents on your behalf at or before 5:00 p.m., Eastern Time, on November 10, 2026, the withdrawal deadline, unless extended.
Withdrawals of exercises of subscription rights can be accomplished only in accordance with the foregoing procedures. Any permitted withdrawals may not be rescinded, and any subscription rights the exercise of which have been properly withdrawn will thereafter be deemed not exercised for purposes of the rights offering; provided, however, that subscription rights may be re-exercised by again following one of the appropriate procedures described herein at any time prior to the expiration of the rights offering.

3.    PLAN OF DISTRIBUTION
The fourth and fifth paragraphs in the section “PLAN OF DISTRIBUTION” on page S-44 of the September Prospectus Supplement are amended as follows:
In September 2026, we retained J.P. Morgan to act as dealer manager for the rights offering ~~J.P. Morgan will act as dealer manager for this rights offering~~ pursuant to the terms and subject to the conditions contained in that certain dealer manager agreement, dated as of September 29, 2026 between UWMC and J.P. Morgan (the “Dealer Manager Agreement”). This offer is not contingent upon any number of rights being exercised. The dealer manager will not underwrite this rights offering and has no obligation to purchase, or procure purchases of, the rights offered hereby or otherwise act in any capacity whatsoever as an underwriter. Assuming Mat Ishbia’s full exercise of his basic subscription rights and that all other shares are purchased by stockholders other than SFS Group and our directors and officers, we have agreed to pay the dealer manager compensation of up to 3% of the gross proceeds, or up to $11,945,512 (estimated on the basis of the minimum subscription price of $2.00 per share and assuming exercise of all rights issued hereunder), in connection with this rights offering, (the “Dealer Manager Fee”). ~~The Dealer Manager Fee shall be offset by a $4.0 million fee payable to J.P. Morgan in connection with capital markets services in connection with this offering.~~ Upon completion of the rights offering, J.P. Morgan will receive additional fees for capital market services in connection with the rights offering of $4.0 million, which will be credited against any amounts that would be due under the Dealer Manager Fee. We have also agreed to pay the documented fees and disbursements of the dealer manager’s outside legal counsel in connection with the rights offering.

The dealer manager and its affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, the dealer manager and its affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. ~~J.P. Morgan acted as financial advisor to us in connection with the Financing~~. As discussed above under “Background of the Rights Offering”, we engaged J.P. Morgan to serve as a financial advisor to us in connection with a potential Oaktree investment. Under the Strategic Investment Engagement Letter, a fee of $12 million became due and payable to J.P. Morgan in connection with the Oaktree investment on August 5, 2026. Additionally, during the last two years, J.P. Morgan has also served as bookrunner on certain of our senior unsecured bond issuances, which raised approximately $1.8 billion in debt, and J.P. Morgan’s structured product group is a significant purchaser of residential mortgage loans from us. Our primary deposit accounts are with JPMorgan Chase Bank, N.A. JPMorgan Chase Bank, N.A. also provides private banking services to Mat Ishbia. As disclosed in the Schedule 13D/A filed by SFS Corp., as amended from time to time, ~~an affiliate of J.P. Morgan has entered into a Collateral Assignment and Pledge of LLC Interests and Collateral agreements pursuant to which 648,792,940 Paired Interests are pledged as collateral for outstanding loans.~~SFS Corp. and affiliates have loans with JPMorgan Chase Bank, N.A. that are secured by equity SFS Corp. holds in UWMC (653,792,940 Paired Interests), under two Collateral Assignment and Pledge of LLC Interests and Collateral agreements. To facilitate the closing of the Financing, JPMorgan Chase Bank, N.A. executed letter agreements with SFS Corp. and an affiliate, waiving certain provisions of the facility documents for those loans.

    During the two year period preceding the commencement of the rights offering, the aggregate fees recognized by J.P. Morgan from Oaktree and its controlled affiliates were approximately $26 million.

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Conforming Changes to the Prospectus

The Prospectus is hereby amended to reflect each of the foregoing mutatis mutandis (i.e., with the necessary changes). Except as set forth above, all other provisions of the rights offering and the terms of the rights offering remain unchanged.

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Cautionary Note Regarding Forward-Looking Information
This Supplement includes forward-looking statements, including statements regarding the Complaint. These forward-looking statements are generally identified using words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict” and similar words indicating that these statements reflect our views with respect to future events. Specifically, forward-looking statements in this Supplement include statements regarding our expectations and beliefs related to the Complaint. These statements are based on management’s current expectations, but are subject to risks and uncertainties, many of which are outside of our control, and could cause future events or results to materially differ from those stated or implied in the forward-looking statements, including: (i) the outcome of legal proceedings regarding the rights offering, including the Complaint; (ii) the completion of the rights offering or the closing of the related backstop agreement on their anticipated terms and (iii) other risks and uncertainties indicated from time to time in our filings with the SEC including those under “Risk Factors” therein and the risk factors included in the Prospectus and the documents incorporated by reference therein. We wish to caution readers that certain important factors may have affected and could in the future affect our results and could cause actual results for subsequent periods to differ materially from those expressed in any forward-looking statement made by or on behalf of us. We undertake no obligation to update forward-looking statements to reflect events or circumstances after the date of this Supplement.